UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _______________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

             1.      Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

             2.      Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Financial Statements

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Administrator
Home Federal Savings Bank Employees' Savings and Profit Sharing Plan
Rochester, Minnesota

We have audited the accompanying statement of net assets available for benefits of Home Federal Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Home Federal Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2014 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

NEXIA INTERNATIONAL
An independent member of Nexia International

(1)

Audit Committee and Plan Administrator
Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 19, 2015

(2)

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the Home Federal Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
June 19, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value:
Cash and cash equivalents	$58,770	43,912
Collective trust fund	1,073,643	956,909
HMN Financial, Inc. common stock	699,199	995,366
Mutual funds	12,587,608	11,887,239
Total investments, at fair value	14,419,220	13,883,426
Receivables:
Employer contributions	2,317	1,895
Employee contributions	11,160	9,097
Notes receivable from participants	155,268	161,046
Total receivables	168,745	172,038
Total assets	14,587,965	14,055,464
Liabilities
Accrued expenses	3,836	8,524
Accounts payable	2,097	74
Total liabilities	5,933	8,598
Net assets available for benefits, at fair value	14,582,032	14,046,866
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,622)	(7,595)
Net assets available for benefits	$14,567,410	14,039,271

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Additions
Additions to net assets attributed to:
Contributions:
Employer	$141,513	159,580
Employee	918,419	887,581
Rollover	7,946	104,552
Total contributions	1,067,878	1,151,713

Investment income:
Net appreciation in fair value of investments:
Mutual funds	376,755	1,956,345
Common stock	166,659	668,334
Net appreciation in contract value of collective trust fund	17,549	35,937
Total net appreciation	560,963	2,660,616
Dividends	546,849	434,276
Less: Asset management fees	(18,296)	(18,888)
Net investment income	1,089,516	3,076,004

Interest income on notes receivable from participants	5,332	4,927

Total additions	2,162,726	4,232,644
Deductions
Deductions to net assets attributed to:
Distributions	1,618,053	806,224
Administrative expenses	16,534	18,996
Total deductions	1,634,587	825,220
Net increase in net assets available for benefits	528,139	3,407,424
Net assets available for benefits:
Beginning of year	14,039,271	10,631,847
End of year	$14,567,410	14,039,271

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK EMPLOYEES’
SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Custodian of Investments

TD Ameritrade Trust Corporation is the trustee and custodian of all Plan assets.

(d)	Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Alliance Benefit Group (ABG) performs the participant accounting.

(e)	Investment Valuation and Income Recognition

Investments are stated at fair value (see note 6). The Plan holds investments in guaranteed investment contracts (GICs) as part of the collective trust fund. The estimated fair value of a GIC is net asset value exclusive of the adjustment to contract value. As required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946-210-45, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published on national exchanges. Investments in common stock are valued at the unadjusted quoted market price at the close of the trading day. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(1)	Summary of Significant Accounting Policies (Continued)

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(g)	Benefits

Benefits are recorded when paid.

(h)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 19, 2015, the date that the Plan’s financial statements were issued.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

(a)	General

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax and Roth basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

All Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates.

(b)	Funding Policy

Participants have the ability to contribute up to 50% of their monthly compensation on a pretax and Roth basis to the Plan. Participant contributions are subject to the Internal Revenue Service (IRS) maximum annual limits of $17,500 during 2014 and 2013. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $5,500 as a “catch-up” contribution during 2014 and 2013 as allowed by current tax law.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2014 or 2013.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(2)	Description of the Plan (Continued)

(b)	Funding Policy (Continued)

New employees are automatically enrolled in the Plan on the first of the month following 30 days of employment unless the employee elects not to participate (Automatic Enrollment Provision). Automatic contributions for these new employees are initially deducted at a rate of 4% of the employee’s compensation and are increased in 1% increments on January 1 of each year up to a maximum total contribution of 12%. The Company matches 25% of these automatic contributions not in excess of 8% of the participant’s annual salary. The employee has the right at any time to decline participation in the Plan or change the amount of the automatic contribution up to the maximum allowed 50% of their monthly compensation.

The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

(d)	Vesting

Participants are immediately vested in their contributions and the actual earnings thereon.

Employer contributions are subject to a three-year cliff vesting.

Forfeited amounts totaled $8,418 and $17,268 for 2014 and 2013, respectively, and are used to reduce future employer match obligations or plan fees. Forfeitures of $26,333 and $4,816 for 2014 and 2013, respectively, were used to reduce current year employer contributions.

(e)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(Continued)

HOME FEDERAL SAVINGS BANK EMPLOYEES’
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Notes to Financial Statements

December 31, 2014 and 2013

(2)	Description of the Plan (Continued)

(f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence, which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate or prime rate plus 1%. Principal and interest payments must be made monthly.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2014 and 2013, approximately 5% and 7% of the Plan’s net assets were invested in the common stock of HMN Financial, Inc, respectively. The underlying value of the HMN Financial, Inc. common stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(h)	Distributions

Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable. Distributions are paid in cash in either one lump sum or under installments.

(i)	Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the IRC. All members of the controlled group participated in the Plan.

(j)	Costs and Expenses

Asset management fees ranging between 9 and 137 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, accounting and administrative fees totaling $16,534 and $18,996 were paid in 2014 and 2013, respectively.

(3)	Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(4)	Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2014 and/or 2013:

	Fair value
	2014	2013
American Funds AMCAP Fund A	$737,951	*
American Funds Europacific Fund A	1,227,781	1,282,870
American Funds Growth Fund A	899,892	887,693
Dodge & Cox Stock Fund	1,593,078	1,519,018
Galliard/Wells Fargo Stable Value Fund M, at contract value	1,059,021	956,909
Royce Premier Fund	1,170,398	1,362,091
T. Rowe Price Mid Cap Growth Advisors Fund	764,052	799,842
Vanguard 500 Index Fund Signal Shares	1,596,690	1,263,716
Vanguard Mid Cap Index Fund Signal Shares	1,218,304	1,294,072
Vanguard Wellesley Fund	916,095	727,063
Wells Fargo Government Securities Fund	787,693	753,996
HMN Financial, Inc. Common Stock	*	995,366

*	Investment did not equal or exceed 5% of net assets available for benefits

(5)	Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), governs the application of U.S. generally accepted accounting principles that require fair value measurements of the Plan’s assets and liabilities and disclosures about those measurements. Fair value is an estimate of the price the Plan would receive upon selling a security in an orderly transaction between market participants in the principal or most advantageous market of the security. ASC 820 establishes a three-tiered hierarchy, which prioritizes and ranks the level of market price observability used in measuring investments at fair value. The level in the fair value hierarchy within which the fair value measurement of the asset in its entirety is classified is based on the lowest level input that is significant to the fair value measurement. These inputs are summarized in the three broad levels listed below:

Level 1

Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are money market funds, publicly traded equity securities, and mutual funds. The quoted prices for these investments are not adjusted because of the size of the position relative to trading volume (blockage factor).

Level 2

Pricing inputs are other than quoted prices in active markets for identical or similar instruments. Investments that may be included in this category are publicly traded equity securities with restrictions (e.g., lock-up agreements) or equity or debt securities of private companies provided the transaction is both recent and between willing parties for the same securities and therefore could be used as an estimate of the theoretical exit price.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(5)	Fair Value Measurements (Continued)

Level 3

Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. Fair value for these investments is estimated using valuation methodologies that consider a range of factors in estimating the exit price from the perspective of market participants, as discussed in note 1(e). Investments that are included in this category generally are privately held debt and equity securities.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

●	Cash equivalents – Valued at stated value, which approximates fair value.

●

Collective trust fund – The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value, based on the fair value of securities underlying the fund. The use of net asset value as fair value is deemed appropriate as the collective trust fund does not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

This fund invests in investment instruments issued by highly rated financial institutions. These instruments include GICs, bank investment contracts and security backed contracts. Safety of principal, consistency of returns with minimal volatility, and liquidity for participant-initiated withdrawals are key objectives of the fund.

●	Common stock – Valued daily based on unadjusted quoted prices from national exchanges.

●	Mutual funds – Valued daily based on unadjusted quoted prices from national exchanges and commonly used third-party services.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(5)	Fair Value Measurements (Continued)

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash equivalents	$58,770	—	—	58,770
Collective trust fund	—	1,073,643	—	1,073,643
HMN Financial, Inc. common stock	699,199	—	—	699,199
Mutual funds:
Domestic equity	8,560,004	—	—	8,560,004
International equity	1,361,372	—	—	1,361,372
Balanced	916,095	—	—	916,095
Fixed income or bond	1,073,319	—	—	1,073,319
Target date	676,818	—	—	676,818
	$13,345,577	1,073,643	—	14,419,220

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash equivalents	$43,912	—	—	43,912
Collective trust fund	—	956,909	—	956,909
HMN Financial, Inc. common stock	995,366	—	—	995,366
Mutual funds:
Domestic equity	8,264,408	—	—	8,264,408
International equity	1,374,959	—	—	1,374,959
Balanced	727,063	—	—	727,063
Fixed income or bond	1,001,935	—	—	1,001,935
Target date	518,874	—	—	518,874
	$12,926,517	956,909	—	13,883,426

For the years ended December 31, 2014 and 2013, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1 and 2 during the periods.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(6)	Income Tax Status

The IRS determined and informed the Company by a letter dated May 11, 1994 that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the IRC and were thereby exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended in its entirety since receiving this determination letter. During 2009, the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on September 09, 2010; therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan was subsequently amended in December 2010, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party in interest. Also, certain Plan investments are shares of mutual funds managed by TD Ameritrade. TD Ameritrade is the trustee of the Plan as defined by the Summary Plan Document and is a party in interest. In addition, certain Plan investments are shares of mutual funds managed by ABG. ABG is appointed as the third-party record-keeper of the Plan as defined by the Summary Plan Document and is a party in interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(Continued)

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Notes to Financial Statements

December 31, 2014 and 2013

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$14,567,410	$14,039,271
Add: Accrued expenses	3,836	8,524
Less: Contributions receivable	(13,477)	(10,992)
Stock transaction in process	(868)	(433)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	7,595
Net assets available for benefits per Form 5500	$14,556,901	$14,043,965

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013 to Form 5500:

	2014	2013
Change in net assets available for benefits per the financial statements	$528,139	$3,407,424
Less: Stock transaction in process	(868)	(433)
Adjustment to administrative expenses	(4,689)	4,987
Adjustment to contributions	(2,051)	(358)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,595)	(23,180)
Change in net assets available for benefits per Form 5500	$512,936	$3,388,440

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EIN # 41-0318319 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issuer, Lessor or Similar Party	Cost**	Current value **
American Funds AMCAP Fund A		$737,951
American Funds Europacific Fund A		1,227,781
American Funds Growth Fund A		899,892
DFA Emerging Markets Value Fund		133,591
Dodge & Cox Stock Fund		1,593,078
Galliard/Wells Fargo Stable Value Fund M		1,059,021
JP Morgan Mid Cap Value Institutional Fund		355,957
JP Morgan Smart Retirement 2020 Select Fund		15,627
JP Morgan Smart Retirement 2025 Select Fund		86,731
JP Morgan Smart Retirement 2030 Select Fund		194,552
JP Morgan Smart Retirement 2035 Select Fund		116,234
JP Morgan Smart Retirement 2040 Select Fund		172,249
JP Morgan Smart Retirement 2045 Select Fund		75,034
JP Morgan Smart Retirement 2050 Select Fund		13,821
JP Morgan Smart Retirement 2055 Select Fund		2,570
PIMCO Total Return Fund		285,626
Royce Premier Fund		1,170,398
T. Rowe Price Mid Cap Growth Advisors Fund		764,052
Vanguard 500 Index Fund Admiral Shares		1,596,690
Vanguard Mid Cap Index Fund Admiral Shares		1,218,304
Vanguard Small Cap Index Fund Admiral Shares		223,682
Vanguard Wellesley Fund		916,095
Wells Fargo Government Securities Fund		787,693
Fidelity Advisor Daily Prime Money Market Account		8,615
* TD Bank USA Money Market Account		50,155
* HMN Financial, Inc. Common Stock		699,199
Total investments		14,404,598
Notes receivable from participants (3.25% - 4.25%) (maturing 2015 through 2023)	-	155,268
Total assets		$14,559,866

*	Party in interest.
**	Investments are participant directed and as such cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Date: June 19, 2015	By: /s/ Jon Eberle
Jon Eberle
Title: Principal Financial Officer,
Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm CliftonLarsonAllen LLP

23.2	Consent of Independent Registered Public Accounting Firm KPMG LLP